EXHIBIT 99.1

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces

First Quarter 2019 Results

Continued strong revenue growth: Q1 revenues of $8.7 million, up 44% year-over-year

Netanya, Israel, May 21, 2019 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended March 31, 2019.

Highlights of the first quarter of 2019

●	Past and ongoing investments promoting growth;
●	Revenues of $8.7 million, up 44% year-over-year;
●	Net loss of $0.5 million;
●	Q1-end net cash position of $21.5 million.

Management Comments

Dov Sella, RADA’s Chief Executive Officer commented, “We are very pleased with our continued top line growth, based on revenues from our software-defined tactical radars. These are early fruits from the significant and ongoing investments we are making in R&D, and sales and marketing. Anticipating growth in the US, we are establishing an additional radar production line, to become active this year. As 2019 progresses, we anticipate that the radar market will transform from its current emerging phase to a programs-of-record phase, where we will start to see the generation of significant backlog, primarily from the US.”

Continued Mr. Sella, “Our strategy very much remains on track. Considering the strong growth this quarter and looking forward over the remainder of 2019, we continue to expect revenues in excess of $40 million for the year. This represents year-over-year growth of at least 43%, driven primarily by accelerating sales of tactical radars.”

2019 First Quarter Summary

Revenues totaled $8.7 million in the quarter, compared with revenues of $6.0 million in the first quarter of 2018, an increase of 44%.

Gross profit totaled $3.2 million in the quarter (or 36% of revenues), an increase of 45% compared to gross profit of $2.2 million in the first quarter of 2018 (or 36% of revenues).

Operating loss was $0.6 million in the quarter compared to operating income of $0.2 million in the first quarter of 2018.

Net loss attributable to RADA’s shareholders in the quarter was $0.5 million, or $0.01 per share, compared to a net profit of $0.2 million, or $0.01 per share, in the first quarter of 2018.

As of March 31, 2019, RADA had net cash and cash equivalents of $21.5 million compared to $20.8 million as of year-end 2018.

Investor Conference Call

The Company will host a conference call later today, starting at 9:00 am ET (4pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-668-9141; UK 0800-917-5108; Israel 03-918-0610 and International +972-3-918-0610.

For those unable to participate, the teleconference will be available for replay on RADA’s website at http://www.rada.com beginning 48 hours after the call.

About RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, inertial navigation systems for air and land applications and avionics systems and upgrades.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-9-892-1111 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft/Gavriel Frohwein GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	March 31, 2019	December 31, 2018
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,499	$20,814
Restricted cash	422	422
Trade receivables (net of allowance for doubtful accounts of $1.5 at March 31, 2019 and December 31, 2018)	11,439	13,382
Contract assets	1,185	899
Other receivables and prepaid expenses	2,156	506
Inventories	15,459	11,244
Current assets related to discontinued operations	-	1,524

Total current assets	52,160	48,791

LONG-TERM ASSETS:
Long-term receivables and other deposits	85	79
Property, plant and equipment, net	4,588	4,632
Operating lease right-of-use asset	1,894	-
Total long-term assets	6,567	4,711

Total assets	$58,727	$53,502

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$7,665	$5,650
Other accounts payable and accrued expenses	4,166	3,842
Advances from customers, net	866	727
Contract liabilities	515	366
Operating lease short-term liabilities	837	-
Current liabilities related to discontinued operations	-	366

Total current liabilities	14,049	10,951

LONG-TERM LIABILITIES:
Accrued severance pay and other long-term liabilities	722	690
Operating lease long-term liabilities	1,057	-
Total long-term liabilities	1,779	690

RADA SHAREHOLDERS’ EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at March 31, 2019 and December 31, 2018; Issued and outstanding: 38,067,024 at March 31, 2019 and 37,516,891 at December 31, 2018.	390	386
Additional paid-in capital	120,338	118,568
Accumulated other comprehensive income	-	220
Accumulated deficit	(77,446)	(76,961)

Total RADA shareholders’ equity	43,282	42,213
Non-controlling interest	(383)	(352)
Total equity	42,899	41,861
Total liabilities and equity	$58,727	$53,502

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018
	Unaudited		Audited

Revenues	$8,687	$6,020	$28,032

Cost of revenues	5,534	3,841	17,914

Gross profit	3,153	2,179	10,118

Operating expenses:
Research and development	1,366	592	3,092
Marketing and selling	882	634	2,860
General and administrative	1,463	748	4,001
Net loss from sale of fixed assets	-	-	103

Total operating expenses	3,711	1,974	10,056

Operating income (loss)	(558)	205	62
Financial income, net	42	8	119

Net income (loss) from continuing operations	(516)	213	181
Net income (loss) from discontinued operations	-	(9)	(404)

Net income (Loss)	$(516)	$204	$(223)
Net income (loss) attributable to non-controlling interest	(31)	(16)	(386)
Net income (loss) attributable to RADA Electronic Industries’ shareholders	$(485)	$220	$163
Basic net income (loss) from continuing operations per Ordinary share	$(0.01)	$0.01	$0.02
Diluted net income (loss) from continuing operations per Ordinary share	$(0.01)	$0.01	$0.02
Basic and diluted net income (loss) from discontinued operations per Ordinary share	$-	$0.00	$(0.01)
Basic and diluted net income (loss) per Ordinary share	$(0.01)	$0.01	$0.01
Weighted average number of Ordinary shares used for computing basic net income (loss) per share	37,966,987	32,604,550	33,184,570
Weighted average number of Ordinary shares used for computing diluted net income (loss) per share	38,454,861	33,202,955	33,716,931

In February 2016, the FASB established Topic 842, Leases, by issuing ASU 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; and ASU 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The Company adopted the new standard on the first day of fiscal 2019. The Company used the modified retrospective transition approach with the effective date as the date of initial application. Consequently, financial information will not be updated, and the disclosures required under the new standard will not be provided for dates and periods before January 2019. The new standard provides several optional practical expedients in transition. The Company elected the ‘package of practical expedients’, which permits us not to reassess under the new standard the prior conclusions about lease identification, lease classification and initial direct costs. The adoption of the standard resulted in a material effect on the Company’s financial statements with a balance sheet recognition of additional lease assets and lease liabilities of approximately $1.9 million as of March 31, 2019.